Exhibit 99.3
Disclosure Form
IDC grants Morgan Stanley permission to disclose the following information:
“According to IDC, the number of unique global Internet users will grow from approximately 960 million in 2005 to over 1.7 billion in 2010.”
Source: IDC, ICMM, version 11.1, April, 07
At the request of Morgan Stanley, we consent to the use by Omniture, Inc. of the above referenced materials in the Registration Statement on Form S-3 (and related prospectus) to be filed by Omniture, Inc. with the Securities and Exchange Commission on or about August 15, 2007.
It is understood by both IDC and Morgan Stanley that the information will not be sold.
It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Dennis Philbin	8/14/07

Dennis Philbin Senior Vice President IDC	Date